UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Postponement of Annual Shareholder Meeting

Kornit Digital Ltd. (“Kornit” or the “Company”) hereby publishes notice that its 2018 annual general meeting of shareholders (the “Meeting”) has been postponed in order to include Proposal 7 described below and will take place at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel on July 19, 2018 at 12:00 p.m. (Israel time).

The Meeting had originally been scheduled for Thursday, June 14, 2018, at 12:00 p.m. (Israel time) at Kornit’s offices (the “Originally-Scheduled Meeting”).

In light of the postponement, a new record date has been set for the Meeting. Shareholders of record at the close of business on Monday, June 18, 2018 will be entitled to vote at the rescheduled Meeting.

The agenda for the Meeting will mostly remain as it had been for the Originally-Scheduled Meeting. The sole changes to the agenda consist of (i) a change in the proposed annual equity grant to the Company’s non-employee directors under Proposal 6 so that it consists solely of restricted share units (“RSUs”), in place of both RSUs and options to purchase ordinary shares, and (ii) the addition of a new Proposal 7, which proposes the approval of compensation for the Company’s newly-appointed chief executive officer, Mr. Ronen Samuel, who will replace Mr. Gabi Seligsohn in that role effective as of August 1, 2018 (as previously reported by Kornit).

Because of the new record date of shareholders entitled to vote at the Meeting, Kornit will be distributing, once again, proxy cards and voting instruction forms for shareholders to submit their votes on all proposals to be addressed at the Meeting. Kornit will also distribute a supplementary proxy statement that supplements the previously-distributed proxy statement for the Originally-Scheduled Meeting, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the Securities and Exchange Commission on May 21, 2018. Information concerning voting procedure and additional general information concerning the Meeting are all included in the Amended Notice of 2018 Annual General Meeting of Shareholders that is appended as Exhibit 99.1 to this Form 6-K.

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No. 333-203970, 333-214015, 333-217039 and 333-223794).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: June 12, 2018	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Amended Notice of 2018 Annual General Meeting of Shareholders of Kornit Digital Ltd.

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